UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#101, 17220 Stony Plain Road NW

Edmonton, AB T5S 1K6

Tel.: (780) 944-9994

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in SNDL Inc.’s registration statements on Form S-8 (File No. 333-233156, File No. 333-262233, File No. 333-267510, File No. 333-269242, File No. 333-278683 and File No. 333-286169) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.
Date: November 3, 2025	By:	/s/ Alberto Paredero Quiros
	Name:	Alberto Paredero Quiros
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit
99.1	Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2025
99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2025
99.3	Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)